UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

A Publicly-Held Company

Corporate Taxpayers’ ID (CNPJ/MF) nº 02.429.144/0001-93

Corporate Registry ID (NIRE) 35.300.186.133

MATERIAL FACT

CPFL ENERGIA S.A. ("Company") is hereby informing the Brazilian Securities and Exchange Commission ("CVM"), the BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros ("BM&FBovespa") and the market in general that the Board of Directors of the Company decided at the 170th Meeting of the Board of Directors held on February 23, 2011 (i) to submit to the Company's Extraordinary Shareholders Meeting to be held on April 28, 2011; and (ii) to approve the change of the ratio of the Company's ADRs.

1.              Reverse split of the Company's common stock at a ratio of 10 (ten) to 1 (one), with the simultaneous split of each share in the proportion of 1 (one) to 20 (twenty).

The Company currently has a significant unidentified shareholder base, which represents a volume of services and operating costs incurred by the Company without any practical benefit.

The Board of Directors of the Company understood that it is timely, as set forth (i) in Article 12 of Law 6.404/76, (ii) in Article 1, section XI, of CVM Instruction No. 323, of January 19, 2000 and (iii) in CVM Instruction 358 of January 3, 2002, to submit to the approval of the Company's shareholders a proposal for a reverse split and a simultaneous split of the common shares of the Company, under the assumptions listed below, in order to adjust the share base, providing greater efficiency in the management of the share base.

1.a.     Reverse split of common shares at a ratio of 10 (ten) to 1 (one).

The proposal made by the Board of Directors of the Company to the shareholders will promote the reverse split of 481,137,130 (four hundred eighty-one million one hundred thirty-seven thousand one hundred and thirty) common shares at a ratio of 10 (ten) to 1 (one), resulting in a first moment, of 48,113,713 (forty eight million one hundred and thirteen thousand, seven hundred and thirteen) common shares.

The aim of the reverse split will be to reduce the volume of services and operating costs that the Company has related to unidentified shareholders, providing greater efficiency in the management of the share base.

After approval of the operation by the Company's Extraordinary Shareholders Meeting, the Company shall publish a material fact, reporting the opening of a period of sixty (60) days until the close of trading during the regular working hours of the stock market (i.e. excluding the after market negotiations on the last day of the deadline) so that the holders of common shares in a number that is not a multiple of 10 (ten) can, at their own discretion, adjust their respective positions.

Shareholders who so wish may make this adjustment in their positions by trading their Company shares on the BM&FBovespa, through their brokers, pursuant to the operational rules of the stock exchange.

1.b.     Split of common shares in the proportion of 1 (one) to 20 (twenty).

Simultaneously with the reverse split of the common shares, if approved, the proposal contemplates a split operation of the common shares at a ratio of 1 (one) to 20 (twenty), so that 48,113,713 (forty eight million one hundred and thirteen thousand, seven hundred and thirteen) common shares shall be split into 962,274,260 (nine hundred sixty-two million, two hundred seventy-four thousand, two hundred and sixty) common shares.

The objectives of this split operation shall be (i) to restore the price of the Company's common share after the implementation of the reverse split at a ratio of 10 (ten) to 1 (one), and (ii) to adjust the Company's share price, since the Company's current common share price has a unit value higher than the majority of the prices seen in the market. Thus, the Company also seeks (a) to adjust the price of common shares, allowing access of new investors to its stock; and (b) to foster greater liquidity of the Company's shares with a reduction of the individual price before the reverse split and split operations.

It is hereby noted that as a result of simultaneous reverse split and split of shares, the caput of Article 5 of the Bylaws will be modified to adjust it to the number of shares into which the capital stock will be divided and that the American Depositary Receipts ("ADRs") that represent common shares of the Company traded on the U.S. market through the New York Stock Exchange ("NYSE"), shall not participate in the aforementioned reverse split and simultaneous split operations.

1.c.     Procedures to be adopted for share fractions.

The proposal stipulates that, once the deadline for shareholders to adjust their stock positions had passed, eventual fractional shares will be identified, separated, grouped in whole numbers and sold at auction to be held at the BM&FBovespa. The net amounts from this auction shall be made available to the shareholders entitled to them, as follows:

(a) For shareholders with updated records and a checking account identified at a financial institution for receipt of income, the amounts owed will be deposited into the current account;

(b) The value corresponding to the shares deposited with the Central Depository of Assets at the BM&FBovespa will be credited directly, and the Central Depository of the BM&FBovespa shall be responsible for transferring it to the respective shareholders through their Custodial Agents;

(c) For registered shareholders who have not identified a current account at a financial institution for receipt of income, who have not updated their registration or whose shares are blocked, the amount shall be retained by the Company. For the release of this amount on their behalf, the shareholder must appear at a branch of Banco do Brasil of his choosing that offers shareholder services, in possession of documents proving ownership and/or release of the shares, as appropriate.

2.        Change of the Ratio of the Company's ADRs.

With the objective of (i) adjusting the price of the Company's ADRs traded on the NYSE, allowing access of new investors to the stock; and (ii) fostering greater liquidity of the Company's ADRs by reducing their individual value; the Board of Directors of the Company approved the change of the ratio of the ADRs from the proportion of 1 (one) ADR for 3 (three) common shares to the proportion of 1 (one) ADR for 2 (two) common shares.

The current proposal to change the ratio of the ADRs will be implemented concurrently with the simultaneous reverse split and split operations, submitted to approval by he Company's shareholders, so that the change of the ratio occurs only with the issuance of a new ADR for every two (2) ADRs - without the hypothesis of fractional ADRs.

The Company shall duly inform the procedure to be adopted in the event the reverse split and simultaneous split of the Company's common shares are not approved.

São Paulo, March 28, 2011.

LORIVAL NOGUEIRA LUZ JUNIOR

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 29, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.